SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

TROPICANA ENTERTAINMENT INC.

(Name of Subject Company (Issuer))

Tropicana Entertainment Inc.
Icahn Enterprises Holdings L.P.
Icahn Enterprises L.P.
Icahn Enterprises G.P. Inc.
Beckton Corp.
Carl C. Icahn

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89708X 105
(CUSIP Number of Class of Securities)

William Murtha

Executive Vice President and General Counsel

Tropicana Entertainment Inc.

8345 W. Sunset Road, Suite 300

Las Vegas, Nevada 89113

(702) 589-3900

and

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

James Bedar

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

United States

(617) 856-8167

and

Andrew Langham, Esq.

General Counsel

Icahn Enterprises L.P.

757 Fifth Avenue, 47th Floor

New York, NY 10156
(212) 702-4300

and

Julie Allen, Esq.

Proskauer Rose LLP

11 Times Square

New York, NY 10036
(212) 969-3155

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee**
$251,100,000	$29,102.49

*                            Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of a maximum of 5,580,000 shares of common stock, par value $0.01 per share, of the Issuer at the maximum tender offer price of $45.00 per share.

**                      The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the aggregate value of the transaction.

☒                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,102.49	Filing Party: Tropicana Entertainment Inc.

Form or Registration No.: Schedule TO	Date Filed: June 23, 2017

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☒      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on March 9, 2010 by Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn, as previously amended.

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on June 23, 2017 (as amended and supplemented, the “Schedule TO”), and relates to the combined offer by Tropicana Entertainment Inc., a Delaware corporation (the “Company”) and Icahn Enterprises Holdings, L.P., a Delaware limited partnership (“Icahn Enterprises”) to purchase up to 5,580,000 shares of common stock, par value $0.01 per share of the Company (the “common stock”) in the aggregate, at a price not greater than $45.00 nor less than $38.00 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made severally, and not jointly, by the Company and Icahn Enterprises and upon the terms and subject to the conditions of the Offer, first, the Company will severally, and not jointly, purchase 800,000 of the shares properly tendered and not properly withdrawn (the “Tropicana Share Amount”), and second, Icahn Enterprises will severally, and not jointly, purchase any remaining shares properly tendered and not properly withdrawn, up to a maximum of 4,780,000 shares.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Summary Term Sheet

The information set forth on page 3 of the Offer to Purchase under “Summary Term Sheet—How Will the Company and Icahn Enterprises pay for the shares?” is hereby amended and supplemented by adding the following disclosure following the third paragraph of such section:

“Assuming the maximum number of 5,580,000 shares are properly tendered in the Offer (with the Company first purchasing the Tropicana Share Amount and Icahn Enterprises then purchasing any remaining shares properly tendered up to a maximum of 4,780,000 shares) at the minimum purchase price of $38.00 per share, the aggregate purchase price would be approximately $212.0 million.

Assuming the Tropicana Share Amount is properly tendered in the Offer at the minimum purchase price of $38.00 per share, the aggregate purchase price to be paid severally, and not jointly, by the Company will be approximately $30.4 million.

Assuming the maximum number of 5,580,000 shares are properly tendered in the Offer at the minimum purchase price of $38.00 per share, the aggregate purchase price for the 4,780,000 shares to be purchased by Icahn Enterprises (which excludes the Tropicana Share Amount), and which will be paid severally, and not jointly, by Icahn Enterprises, will be approximately $181.6 million.”

The information set forth on page 7 of the Offer to Purchase under “Summary Term Sheet—Once I have tendered my shares in the Offer, can I withdraw my tender?” is hereby amended and supplemented by replacing “August 21, 2017” with “August 18, 2017”.

Cautionary Note on Forward Looking Statements

The first sentence on page 12 of the Offer to Purchase is hereby amended by deleting the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended”.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO and the information set forth on page 27 the Offer to Purchase under “The Tender Offer—Section 4—Withdrawal Rights” is hereby amended and supplemented by replacing “August 21, 2017” with “August 18, 2017”.

Item 4 of the Schedule TO and the information set forth on page 27 the Offer to Purchase under “The Tender Offer—Section 4—Withdrawal Rights” is hereby amended and supplemented by deleting the last sentence of such section in its entirety and replacing it with the following:

“Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1(c), which require that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.”

Item 4 of the Schedule TO and the information set forth on page 31 of the Offer to Purchase under “The Tender Offer—Section 7—Conditions of the Tender Offer” is hereby amended and supplemented by amending and restating the third to last bullet point of such section in its entirety as follows:

“•            that, in the reasonable judgment of the Board of Directors of the Company, the consummation of the Offer shall impair the capital surplus of the Company within the meaning of Section 160 of the General Corporation Law of the State of Delaware, or the ability of the Company to pay its obligations as they come due;”

Item 4 of the Schedule TO and the information set forth on page 31 the Offer to Purchase under “The Tender Offer—Section 7—Conditions of the Tender Offer” is hereby amended and supplemented by deleting the last paragraph of such section in its entirety and replacing it with the following:

“All conditions to the Offer must be satisfied or waived prior to the Expiration Time.”

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO and the information set forth on page 40 of the Offer to Purchase under “The Tender Offer—Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is hereby amended and supplemented by adding the following disclosure at the end of the subsection entitled “Related Party Transactions”:

“Chelsea Hotel.  On or about June 29, 2017, IEP Morris LLC (“IEP Morris”), a Delaware limited liability company and an affiliate of Icahn Enterprises, assigned to Tropicana Atlantic City Corp. (“Tropicana AC”), a New Jersey corporation and a wholly-owned subsidiary of the Company, for the purchase price of  approximately $5.5 Million, a mortgage on the property formerly known as The Chelsea Hotel, located in Atlantic City, New Jersey (“The Chelsea”) and rights under certain other related agreements, pursuant to which The Chelsea was acquired by IEP Morris.  On July 6, 2017, IEP Morris conveyed title to The Chelsea to Tropicana AC.”

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO and the information set forth on page 33 of the Offer to Purchase under “The Tender Offer—Section 9—Source and Amount of Funds” is hereby amended and supplemented by adding the following disclosure following the third paragraph of such section:

“Assuming the maximum number of 5,580,000 shares are properly tendered in the Offer (with the Company first purchasing the Tropicana Share Amount and Icahn Enterprises then purchasing any remaining shares properly tendered up to a maximum of 4,780,000 shares) at the minimum purchase price of $38.00 per share, the aggregate purchase price would be approximately $212.0 million.

Assuming the Tropicana Share Amount is properly tendered in the Offer at the minimum purchase price of $38.00 per share, the aggregate purchase price to be paid severally, and not jointly, by the Company will be approximately $30.4 million.

Assuming the maximum number of 5,580,000 shares are properly tendered in the Offer at the minimum purchase price of $38.00 per share, the aggregate purchase price for the 4,780,000 shares to be purchased by Icahn Enterprises (which excludes the Tropicana Share Amount), and which will be paid severally, and not jointly, by Icahn Enterprises, will be approximately $181.6 million.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TROPICANA ENTERTAINMENT INC.

	By:	/s/ Anthony Rodio
Name: Anthony Rodio
Title: President and Chief Executive Officer

ICAHN ENTERPRISES HOLDINGS L.P.

	BY:	Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: President; Chief Executive Officer

ICAHN ENTERPRISES L.P.

	BY:	Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: President; Chief Executive Officer

ICAHN ENTERPRISES G.P. INC.

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: President; Chief Executive Officer

BECKTON CORP.

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary; Treasurer

/s/ Carl C. Icahn
Name: Carl C. Icahn

Dated: July 10, 2017

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A) *	Offer to Purchase, dated June 23, 2017

(a)(1)(B) *	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C) *	Form of Notice of Guaranteed Delivery

(a)(1)(D) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E) *	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F) *	Joint press release issued by Icahn Enterprises Holdings and the Company, dated June 23, 2017

(a)(1)(G) *	Form of Summary Advertisement, as published in the New York Times on June 23, 2017

(a)(5)	Letter dated June 9, 2017 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Icahn Enterprises with the SEC on June 9, 2017)

(b)	Not applicable

(d)(1)*	Letter agreement (“Letter Agreement”) by and between Icahn Enterprises Holdings and the Company, dated June 23, 2017

(d)(2)*

Form of Tax Allocation Agreement by and among American Entertainment Properties Corp., the Company and certain subsidiaries of the Company (included as Exhibit A to the Letter Agreement, filed herewith as Exhibit (d)(1))

(g)	Not applicable

(h)	Not applicable

* Previously Filed